                                               Filed Pursuant to Rule 424(b)(3)
                                               Registration No. 333-11329

PROSPECTUS SUPPLEMENT
(To Joint Proxy Statement/Prospectus dated October 29, 1996)

                        HOUSTON INDUSTRIES INCORPORATED
                        HOUSTON LIGHTING & POWER COMPANY
                               NORAM ENERGY CORP.

         This Prospectus Supplement relates to the Joint Proxy
Statement/Prospectus dated October 29, 1996 which describes an Agreement and Plan of Merger, dated as of August 11, 1996, as amended (the "Merger Agreement"), among Houston Industries Incorporated ("HI"), its subsidiaries, Houston Lighting & Power Company ("HL&P") and HI Merger, Inc. ("Merger Sub"), and NorAm Energy Corp. ("NorAm"). The Merger Agreement provides for

                 o the merger of HI into HL&P (the "HI/HL&P Merger"), as a result of which each outstanding share of HI common stock will be converted into one share of common stock of HL&P, which will be renamed "Houston Industries Incorporated" ("Houston") and will continue to conduct HL&P's electric utility business under HL&P's name, and

                 o the merger of NorAm into Merger Sub (the "NorAm Merger," and together with the HI/HL&P Merger, the "Basic Mergers"), as a result of which NorAm will become a wholly owned subsidiary of Houston and the outstanding shares of common stock of NorAm will be converted into the right to receive cash or Houston common stock.

         The Merger Agreement also provides that one of two alternative merger structures (the "Alternative Mergers") could be used rather than the Basic Mergers in certain circumstances. The term "Transaction" refers to the business combination between HI and NorAm, whether implemented using the Basic Mergers or one of the Alternative Mergers.

         In the Transaction, each outstanding share of NorAm common stock will be converted into either cash or Houston common stock. The cash amount per share of NorAm common stock will be $16.00 (subject to increase if the Transaction closes after May 11, 1997). The number of shares of Houston common stock issued per share of NorAm common stock will be not less than 0.6154 shares nor more than 0.7529 shares. The actual number of shares will depend upon the average daily closing prices of HI common stock on the New York Stock Exchange ("NYSE") during a 20-trading-day period commencing 25 trading days prior to the closing date of the Transaction (the "Closing Date"). (The actual number of shares of Houston common stock to be issued to NorAm stockholders, as so determined, is called the "Stock Consideration.") Accordingly, the value (based on the average closing price) of the Stock Consideration will be $16.00 per share if the average price of HI common stock is greater than or equal to $21.25 and less than or equal to $26.00; the value will be more or less than $16.00 if the average price is outside that range. Each NorAm stockholder will be entitled to elect to receive either cash or Houston common stock. However, elections may be prorated in order that the total number of cash election shares and the total number of stock election shares will be approximately equal. See Instruction 15 of the Form of Election and Letter of Transmittal for a general discussion of the proration procedures.

         On December 17, 1996, the respective stockholders of HI and NorAm approved and adopted the Merger Agreement.

  THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN
      APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR
      ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
               ACCURACY OR ADEQUACY OF THE JOINT PROXY STATEMENT/
                   PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                             ------------------

          The date of this Prospectus Supplement is January 21, 1997.
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           COMPARATIVE PER SHARE PRICES OF HI AND NORAM COMMON STOCK

         HI Common Stock is traded on the NYSE, the Chicago Stock Exchange and the London Stock Exchange under the symbol "HOU." NorAm Common Stock is traded on the NYSE under the symbol "NAE." The following table sets forth the high and low sales prices of HI Common Stock and NorAm Common Stock for the calendar quarters indicated, as reported in The Wall Street Journal's NYSE Composite Transactions Reports. It also sets forth certain dividend information.


                                         HI COMMON STOCK                                  NORAM COMMON STOCK
                           -------------------------------------------       --------------------------------------------
                              MARKET PRICE                                       Market Price
                           -----------------         DIVIDEND DECLARED       --------------------       DIVIDEND DECLARED
                            HIGH        LOW              PER SHARE             High        Low              PER SHARE
                            ----        ---          -----------------         ----        ---              ---------
1996
First Quarter . . . . .    $25 5/8     $21 1/2            $0.375             $ 9 3/8      $ 7 7/8              $0.07

Second Quarter  . . . .    $24 3/4     $20 1/2            $0.375             $11 1/8      $ 8 3/8              $0.07

Third Quarter . . . . .    $24 3/4     $21 1/8            $0.375             $14 7/8      $10 1/4              $0.07

Fourth Quarter  . . . .    $24 1/8     $20 3/4            $0.375             $15 1/2      $14 3/4              $0.07

1997
First Quarter (through
   January 15)  . . . .    $23 1/8     $22 1/8            $0.375             $15 5/8      $15 1/4              $0.07


         The following table sets forth the closing price per share of HI Common Stock and NorAm Common Stock on the NYSE and the equivalent per share price (as explained below) of NorAm Common Stock on August 9, 1996, the business day preceding public announcement of the Transaction, and on January 15, 1997:

                                                            HI                   NorAm           Equivalent per
Market Price per Share at:                             Common Stock           Common Stock          Share Price
-------------------------                              ------------           ------------      -----------------
August 9, 1996  . . . . . . . . . . . . . . . .           $23.625               $11.625              $16.00

January 15, 1997  . . . . . . . . . . . . . . .           $23.125               $15.50               $16.00

         The equivalent per share price of a share of NorAm Common Stock represents an estimation of the Stock Consideration, assuming that the Closing Date had occurred on the respective dates set forth in the table above.

         Stockholders are advised to obtain current market quotations for HI Common Stock and NorAm Common Stock. No assurance can be given as to the market price of HI Common Stock or NorAm Common Stock at, or in the case of Houston Common Stock, after the Closing Date.